EXHIBIT 4.2

Amendment No. 2of the Company’s 2003 Share Option Plan and the RiT Technologies Inc. Plan

Amendment of the Company's 2003 Share Option Plan and the RiT Technologies Inc. Plan :

Section 9.3 of the 2003 Share Option Plan is hereby replaced with the following section:

“9.3 Anything herein to the contrary notwithstanding, but without derogating from the provisions of Section 10 hereof, if any Option has not been exercised and the Shares subject thereto not paid for within six (6) years after the Date of Grant (or any shorter period set forth in the Notice of Grant), such Option and the right to acquire such Shares shall terminate, all interests and rights of the Grantee in and to the same shall ipso facto expire, and, in the event that in connection therewith any Options are still held in the Trust as aforesaid, the Trust with respect thereto shall ipso facto expire, and the Shares subject to such Options shall again be available for grant through Options under the Plan, as provided for in Section 6 herein.”

Section Section 5(b) of the RiT Inc. Plan is hereby replaced with the following section:

        “Duration of Options. No incentive stock option shall be exercisable after the expiration of six (6) years from the date on which that option is granted; provided, however, that no incentive stock option granted to an individual who owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, as determined under the stock ownership rules specified in Subsection 5(c), shall be exercisable after the expiration of five (5) years from the date on which that option is granted.”

RiT Technologies Ltd. By: /s/ Simona Green —————————————— Simona Green VP Finance